RAZOR ENERGY CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2022

INNOVATIVE. DIVERSE. INSPIRED.

RAZOR AT A GLANCE

Razor Energy Corp. ("Razor" or the "Company") is a publicly listed company incorporated in the province of Alberta, Canada and its shares are listed on the TSX Venture Exchange ("TSXV"). The address of its head office is 800, 500-5th Avenue SW, Calgary, Alberta, Canada, T2P 3L5. Razor is engaged in the exploration, development and production, and the acquisition of oil and natural gas properties in Alberta. The Company trades under the symbol "RZE.V" on the TSXV.

"Pivotal leading-edge enterprise, balancing creativity and discipline,

focused on growing an enduring energy company."

FutEra Power Corp. ("FutEra") leverages Alberta's resource industry innovation and experience to create transformational power and sustainable infrastructure solutions to commercial markets and communities, both in Canada and globally. FutEra has constructed, commissioned and is operating Canada's first co-produced geothermal and natural gas hybrid power project in Swan Hills, Alberta.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	2

RAZOR ENERGY CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

MAY 1, 2023

BASIS OF PRESENTATION

The Management's Discussion and Analysis ("MD&A") intends to augment the financial statement reader's understanding of key operational and financial events that influenced the results of Razor Energy Corp. ("Razor" or "the Company") during the three months and year ended December 31, 2022, in comparison to the three months and year ended December 31, 2021. This MD&A was prepared as of May 1, 2023 and should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2022 and 2021. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS" or "GAAP") and is stated in thousands of Canadian dollars, unless otherwise noted. Additional information, including the Company's annual information form, are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's website www.razor-energy.com.

The disclosures in this document include forward-looking information and financial outlooks, non-GAAP financial measures and certain oil and gas measures and terms. Readers are referred to the Additional Disclosures and Advisories section of this document concerning such matters. Certain prior period amounts have been reclassified to conform to current period presentation.

COMPANY OVERVIEW

Razor is focused on shareholder returns through a combination of acquiring, enhancing, and producing oil and gas from properties primarily in Alberta. The Company produces primarily light oil, natural gas, and natural gas liquids ("NGL") in Alberta. Razor's full-cycle objectives have positioned the Company as a disciplined junior exploration and production company. With an experienced management team and a strong, committed board of directors, growth is anticipated to occur through operational execution, strategic acquisitions, business combinations with other oil and gas producers and service companies. Razor is intent on leading in Environmental, Social and Governance ("ESG") initiatives as the Company transforms to lower carbon outcomes and continues to lead a diverse and equitable culture. Razor's wholly owned subsidiary, FutEra has constructed and is operating Canada's first co-produced geothermal power plant ("Swan Hills Geothermal Power Project") and is reviewing other projects including solar, geothermal, CCUS and other low carbon technologies.

Razor currently trades on TSX Venture Exchange under the symbol "RZE.V"

FUTURE OPERATIONS

As at December 31, 2022, the Company has a working capital deficit of $125.3 million and contractual obligations of $164.1 million due in less than one year. The company has $2.4 million of cash and cash equivalents as at December 31, 2022.

Further, as at December 31, 2022, the Company, although having received a waiver in advance of year-end for a potential default of certain financial covenants under the AIMCo Term Loan, had a cross-default covenant violation, as a result of being in default of certain non-financial covenants under the Arena Amended and Restated Term Loan regarding the minimum production requirement allowing the lenders to demand repayment. As a result, amounts outstanding under the AIMCo Term Loan and the Arena Amended and Restated Term Loan have been presented as a current liability. The defaults noted above also triggered a cross covenant default on certain equipment loans and leases resulting in these loans and leases being potentially due on demand and classified as a current liability as at December 31, 2022.

Subsequent to year-end, the Company has executed a debt settlement agreement with AIMCo and obtained a waiver from the lender for the Arena Amended and Restated Term Loan. The Company is also undertaking a Rights Offering on a best-efforts basis for up to $10 million. There is no certainty that the Rights Offering will be successful in raising any additional cash. The completion of these transactions are subject to the satisfaction of a number of conditions to which there is no certainty. The Company is currently in discussions with the third parties under the equipment loans and leases, to attempt to remediate all events of default however, there can be no assurance that the Company will be successful in obtaining amendments or waivers under those agreements.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	3

Although these arrangements have the potential to alleviate some of the working capital deficit and contractual obligations for the 2023 year, the Company will be reliant on the support of lenders, suppliers and other providers to the Company, as forecasted cash flow from operations is not sufficient to enable the Company to address the remaining working capital deficit and contractual obligations that will be significant, and the Company will need to maintain production levels above the minimum required levels to avoid a future event of default under the Arena Amended and Restated Term Loan.

Due to the conditions noted above there remains material uncertainties that create significant doubt with respect to the Company's ability to meet its obligations as they come due and, therefore, it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The audited consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for the audited consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

RECAPITALIZATION TRANSACTION

On May 1, 2023, the Company announced a recapitalization transaction (the "Recapitalization Transaction"), including debt settlement ("Debt Settlement") and a rights offering to all holders of common shares in the capital of Razor ("Razor Common Shares") by way of a rights offering circular (the "Rights Offering"), pursuant to which:

• Razor will dispose of 70% of its common share holdings in FutEra Power Corp. ("FutEra") and 100% of a class of newly created preferred shares in FutEra to settle $63.2 million of secured debt with Alberta Investment Management Corporation, on behalf of certain designated entities managed and advised by AIMCo, ("AIMCo");

• Razor will retain a 30% common share position in FutEra (subject to further adjustment upon preferred share conversion); and

• FutEra will be responsible for repayment of US$7.9 million of Razor's current senior secured debt owed to Arena Investors, LP under Razor's Amended and Restated Term Loan Agreement dated March 9, 2022 (the "Arena Debt").

No Razor Common Shares will be issued as part of the Debt Settlement.

As a condition to the completion of the transactions contemplated by the Debt Settlement Agreement (as defined below), Razor is launching the Rights Offering to re-accelerate production development. It anticipates investing approximately $5 million to increase corporate production by 800 boe/d or less than $6,500 per flowing boe. Closing of the Rights Offering is conditional upon and will happen concurrently with closing of the Debt Settlement.

The Recapitalization Transaction deleverages Razor, allowing for a greater potential for transactions and additional interest savings to reinvest further in the oil and gas portfolio.

Debt Settlement

On May 1 2023, the Company entered into a Debt Settlement Agreement (the "Debt Settlement Agreement") with Alberta Investment Management Corporation, ("AIMCo"), pursuant to which AIMCo and the Company have agreed, subject to certain terms and conditions, to the settlement of all obligations owing by Razor to AIMCo under the AIMCo Term Loan through the transfer to AIMCo of equity interests held by Razor in its currently wholly-owned, non-listed subsidiary, FutEra.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	4

The Debt Settlement Agreement provides for the following transactions:

  Following the Internal Reorganization (as defined below), Razor will settle all outstanding indebtedness owed to AIMCo in the approximate aggregate amount of $63.2 million (the "Outstanding Indebtedness") by way of the sale and transfer by Razor to AIMCo of that number of FutEra Common Shares representing 70.00% of the issued and outstanding FutEra Common Shares and 100% of the issued and outstanding FutEra Preferred Shares, in each case following the Internal Reorganization.
  FutEra will create a new class of voting, convertible preferred shares ("FutEra Preferred Shares") and Razor and FutEra will complete an internal corporate restructuring to exchange a portion of the common shares in FutEra ("FutEra Common Shares") held by Razor for FutEra Preferred Shares (the "Internal Reorganization"). The FutEra Preferred Shares will have, among other rights, the right to receive cumulative dividends which will accrue daily at a rate of 12% per annum and compound quarterly; a liquidation preference per share equal to the original issue price plus all unpaid accrued and compounded dividends; the right to convert each FutEra Preferred Share into a number of FutEra Common Shares equal to the liquidation preference at the time of conversion divided by the original issue price (subject to adjustment in certain circumstances); and voting rights on an as-converted basis with FutEra Common Shares.
  As a condition to the completion of the transactions contemplated by the Debt Settlement Agreement, Razor will conduct a rights offering to all holders of Razor Common Shares by way of a rights offering circular (the "Rights Offering").

Rights Offering

The Rights Offering will be for proceeds of up to $10 million. Pursuant to the Rights Offering, all eligible holders of Razor Common Shares will receive one transferable right (a "Right") for each Razor Common Share held. The Rights will entitle the holder thereof to subscribe for units of Razor ("Unit"), with the number of Units available for subscription and the subscription price to be determined at the time of the Rights Offering.  Each Unit will be comprised of one Razor Common Share and one Razor Common Share purchase warrant of Razor.  Each warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Razor Common Share at an exercise price to be determined at the time of the Rights Offering. In connection with the Rights Offering, all eligible holders of Razor Common Shares on the close of business on the record date for the Rights Offering will be provided the right to: (i) exercise their basic subscription privilege to acquire their pro-rata portion of Units in such Rights Offering; and (ii) provided they have exercised their basic subscription privilege, exercise an additional subscription privilege to acquire, subject to proration, such number of additional unsubscribed Units, if any, in the Rights Offering.

Razor and AIMCo have entered into a Standby Purchase Agreement pursuant to which AIMCo has agreed to exercise its basic subscription privilege under the Rights Offering and to provide the Standby Commitment with respect to unsubscribed Units under the Rights Offering, following all exercises of both the basic and additional privileges by other holders of Rights, to a maximum of $4 million, subject to the terms and conditions in the Standby Purchase Agreement, including that a minimum of $1 million of subscription proceeds shall have been received from holders of Rights other than AIMCo.

In addition, Arena has agreed to waive the production covenant found in the Amended and Restated Term Loan Agreement from November 1, 2022 to April 30, 2023 and has further amended the production covenant for the period from May 1, 2023 to September 30, 2023.

The Recapitalization Transaction is subject to the satisfaction of a number of conditions, including concurrent completion of the Internal Reorganization, the FutEra Share Transfer Transaction and the Rights Offering, as well as the receipt by Razor and FutEra of all necessary third party and regulatory approvals, including the approval of the TSXV and consent of Arena Investors, LP ("Arena") as a secured lender under Razor's amended and restated term loan agreement dated March 9, 2022 (the "Amended and Restated Term Loan Agreement"), no occurrence of a material adverse change or material adverse effect, satisfactory completion of due diligence, and other customary closing conditions.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	5

MANAGEMENT STRATEGY AND OUTLOOK

Razor

Razor continues to look forward with plans for the future while remaining focused on its mid to long-term sustainability. Razor recognizes multiple deep value streams in its assets and is actively engaged in liberating them for the benefit of shareholders. The Company has an extensive opportunity set of high-quality wells requiring reactivation, many of which have payout metrics which exceed the Company's economic thresholds. Razor will continue production enhancement activity into 2023. Certain activities involve repairs and maintenance work which will be expensed for accounting purposes and operating netbacks will be reduced during this timeframe. In aggregate, the annual base decline of these wells is anticipated to be consistent with the Company's current corporate rate of approximately 12%.

The Company continues to focus on cost control on its operated properties. In addition to the planned production enhancement program, Razor will take a cautious and case-by-case approach to capital spending in 2023, focusing on low risk, capital efficient opportunities to increase field efficiencies and corporate netbacks.

While the Company anticipates reducing its working capital deficit and net debt1  over time, it is still projecting to have a working capital deficit at December 31, 2023, which would result in non-compliance with the working capital covenant requirement under the AIMCo facility of 1:1 at December 31, 2023 (see future operations section of this MD&A).

Razor has high reservoir quality, low decline, isolate carbonate Swan Hills reef light oil pools that contain large original oil in place with over 60 years of production history. Razor believes these reefs are ideally suited for carbon capture, utilization and storage and enhanced oil recovery ("EOR") purposes2 , in addition to geothermal power production and conventional open-hole horizontal development drilling upside.

FutEra

FutEra, a subsidiary of Razor Energy, is now operating the first co-produced geothermal power plant in Canada with a nameplate capacity of 21 MW of which up to 30% will be sustainable clean power generation. The Swan Hills Geothermal Power Project began producing power to the grid on September 9, 2022.  The final stages of construction were completed in January 2023, with commissioning nearing completion.  The Swan Hills Geothermal Power Project now exporting the first geothermal power to the grid.

Power generation revenue for September to December 2022 from the Swan Hills Geothermal Power Project was $7.9 million, which exceeded expectations due to a historically higher than average merchant power price which averaged $220/MWH. FutEra has successfully partnered with provincial and federal government agencies to invigorate the emerging geothermal industry. To date, Razor has received $16.3 million in government grants to support this power generation project.  The total construction budget for the Swan Hills Geothermal Power Project is $49 million.

Legacy oil and gas fields can face economic challenges with lower production levels and high fixed costs. However, these fields also have practical advantages when considering the existing infrastructure, pipelines, wells, and operational footprints. The Swan Hills Geothermal Power Project is an example of leveraging existing assets to lower carbon economic outcomes. Razor and FutEra continue to demonstrate the synergies and cooperation needed to define a type of transformation energy and sets the standard of how oil and gas companies can evolve into the 'energy and technology' companies necessary for the future of the Alberta energy complex.

On May 11, 2022, Razor closed a rights offering for $5.0 million of common shares ("Rights Offering"). The common shares were issued on a flow-through basis in respect of Canadian Renewable and Conservation Expense ("CRCE") within the meaning of the Income Tax Act (Canada). The proceeds will be used to fund certain eligible expenses on the Swan Hills Geothermal Power Project, solar and eligible expenses on various early-stage power projects including additional geothermal initiatives in 2022 and 2023 of which $2.1 million was spent in Q4 2022 for a total of $2.9 million spent in 2022.

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1 See "Non-IFRS and other financial measures".

2 These programs have been successfully demonstrated by the previous operator's South Swan Hills Unit CO2 EOR Injection Pilot which ran from 2008 to 2010 in addition to CO2 injection programs carried out in the Swan Hills Unit No. 1 and Judy Creek oil pools from 2004 to 2010.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	6

SELECT QUARTERLY HIGHLIGHTS

The following tables summarizes key financial and operating highlights associated with the Company's financial performance.

	Three Months Ended			Year Ended
	December 31			December 31
($000s, except for per share amounts and production)	2022	2021	% Change	2022	2021	% Change
Production
Light oil (bbl/d)	2,429	2,774	(14)	2,673	2,250	19
Natural gas (mcf/d)[1]	3,098	5,023	(38)	4,324	4,209	3
NGLs (boe/d)	913	747	22	898	572	57
Total (boe/d)	3,859	4,355	(11)	4,291	3,524	22
Sales Volumes
Light oil (bbl/d)	2,448	2,693	(9)	2,687	2,231	20
Natural gas (mcf/d)[1]	3,668	4,481	(18)	4,107	3,772	9
NGLs (boe/d)	913	747	22	898	572	57
Total (boe/d)	3,972	4,187	(5)	4,270	3,432	24
Oil inventory volumes (bbls)	9,921	15,200	(35)	9,921	15,200	(35)
Financial
Oil and NGL sales	27,313	25,157	9	130,020	72,265	80
Natural gas sales	1,770	2,052	(14)	8,701	5,231	66
Power generation	5,964	-	100	7,857	-	100
Blending and processing income	711	623	14	3,403	3,222	6
Other revenue	(186)	6	(3,200)	1,484	806	84
Total Revenue	35,573	27,838	28	151,465	81,524	86
Cash flow from (used in) operating activities	11,104	13,514	18	27,058	8,060	236
Funds flow[2]	(93)	1,655	(106)	19,082	900	2,020
Adjusted funds flow[2]	1,702	2,408	(29)	20,339	3,260	524
Net income (loss)	(10,778)	19,531	(155)	(22,620)	17,738	(228)
Per share - basic and diluted	(0.43)	0.85	(151)	(0.92)	0.83	(211)
Common shares outstanding, end of period	25,275	23,314	8	25,275	23,314	8
Weighted average, basic	25,275	22,757	11	24,572	21,491	14
Weighted average, diluted[4]	25,275	22,757	11	24,572	21,491	14
Total Assets	200,761	239,168	(17)	200,761	239,168	(17)
Cash	2,424	2,841	(15)	2,424	2,841	(15)
Total debt	89,309	73,192	22	89,309	73,192	22
Net debt[2]	125,592	99,020	26	125,592	99,020	26
Netback ($/boe)[2]
Oil and gas sales	82.32	67.85	21	88.65	60.26	47
Royalties	(19.83)	(14.82)	34	(22.37)	(10.21)	119
Adjusted net operating expenses2 3	(51.78)	(36.90)	43	(40.59)	(38.08)	9
Production enhancement expenses[2]	(1.65)	(5.78)	(129)	(6.00)	(5.57)	8
Transportation and treating	(3.97)	(1.57)	153	(2.88)	(2.11)	36
Realized gain (loss) on commodity contracts	(3.45)	(0.68)	407	(1.42)	(0.36)	294
Operating Netback[2]	1.64	8.10	(96)	15.39	3.93	268

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	7

1)  Natural gas production includes internally consumed natural gas primarily used in power generation.

2)  See "Non-IFRS and other financial measures".

3)  Excludes production enhancement expenses incurred in the period.

4)  The Company uses the weighted average common shares (basic) when there is a net loss for the period to calculate net income (loss) per share diluted.

2022 RESERVES

For 2022, the net present value of before tax cash flows discounted at 10% ("NPV10") for each reserve category disclosed below includes all abandonment, decommissioning and reclamation costs, and inactive well costs totaling $65.5 million.

Reserves Summary[1]	December 31,
($000's unless otherwise stated)	2022	2021
Proved developed producing (Mboe)	9,100	9,768
Total Proved (Mboe)	14,840	16,193
Total Proved plus probable (Mboe)	18,891	21,085
Proved developed producing - NPV10[12]	95,625	89,144
Proved developed non-producing - NPV10[12]	67,850	67,995
Total Proved - NPV10[12]	183,556	193,413
Total Proved plus probable - NPV10[12]	234,432	253,686

1) The table summarizes the data contained in an independent report of Razor's gross reserves, as evaluated by Sproule, qualified reserves evaluators, dated February 24, 2023.  The figures have been prepared in accordance with the standards contained in the COGEH and the reserve definitions contained in National Instrument 51-101-Standards of Disclosure for Oil and Gas Activities.  Gross reserves means the total working interest (operating and non-operating) share of remaining recoverable reserves owned by Razor before deductions of royalties payable to others and without including any royalty interests owned by Razor.  Additional reserve information is included in the AIF.

2) NPV 10 is net present value of before tax cash flows discounted at 10%.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	8

SEGMENT REPORTING

The Company determines its reportable segments based on the nature of operations and includes three operating segments: Oil & Gas, Power Generation and Oil & Gas Services. The Oil & Gas segment includes all exploration, development and production of oil, natural gas and natural gas liquids ("NGLs"). The Power Generation segment includes the construction, commissioning and operation of a geothermal and natural gas hybrid power project. The Oil & Gas Services segment includes all activities pertaining to oilfield services including: oil field hauling, field services and earthwork services.  The Company determines its reportable segments based on the nature of operations and this information is regularly reviewed by Executive Management to allocate resources and assess performance. Information regarding the results of operating segments is included below. For the year ended December 31, 2021, the Company did not have any reportable segments.

For the Year Ended December 31, 2022 (Stated in thousands of Canadian dollars)	Oil & Gas	Power Generation	Oil & Gas Services	Inter-Segment Eliminations	Total

REVENUES
Commodity sales from production	138,862	-	-	(139)	138,722
Power generation revenue	-	7,857	-	-	7,857
Blending and processing revenue	3,403	-	-	-	3,403
Other revenue	965	50	7,401	(6,932)	1,484
Total revenues	143,230	7,907	7,401	(7,071)	151,466
Royalties	(35,041)	-	-	-	(35,041)
Net revenues	108,189	7,907	7,401	(7,071)	116,425

Other income	3,521	282	54	(1,705)	2,153
Realized loss on commodity contracts settlement	(2,228)	-	-	-	(2,228)
Unrealized gain (loss) on commodity risk management	288	-	-	-	288
	109,770	8,189	7,455	(7,502)	116,638

EXPENSES
Operating	74,984	-	7,229	(4,552)	77,661
Power generation	-	2,966	-	(200)	2,767
Transportation and treating	4,506	-	-	-	4,506
Blending and processing	1,399	-	-	-	1,399
General and administrative	4,996	1,052	94	97	6,239
Bad debt (recovery)	(706)	-	-	-	(706)
Share-based compensation	128	329	-	-	456
Financing	19,724	1,576	779	(431)	20,375
Depletion, depreciation and amortization	20,539	589	886	-	22,014
Impairment (reversal) of oil and gas assets	-	-	-	-	-
Realized foreign exchange loss (gain)	(233)	48	-	-	(185)
Unrealized foreign exchange loss	1,790	17	-	-	1,807
Loss (gain) on disposition/acquisition	2,615	-	-	-	2,615
	129,740	6,579	8,987	(5,084)	138,948
(Loss) Income before income tax	(19,970)	1,610	(1,533)	(2,417)	(22,310)
Deferred income tax recovery	277	(586)	-	-	(310)

INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	(19,694)	1,024	(1,533)	(2,417)	(22,620)
Capital Expenditures	6,342	20,358	3,856	(2,346)	28,211
Total Assets	189,561	21,150	1,376	(11,326)	200,761

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	9

For the Three Months Ended December 31, 2022 (Stated in thousands of Canadian dollars)	Oil & Gas	Power Generation	Oil & Gas Services	Inter-Segment Eliminations	Total

REVENUES
Commodity sales from production	29,223	-	-	(139)	29,085
Power generation revenue	-	5,964	-	-	5,964
Blending and processing revenue	711	-	-	-	711
Other revenue	165	-	3,002	(3,352)	(186)
Total revenues	30,137	5,964	3,002	(3,492)	35,574
Royalties	(7,040)	-	-	-	(7,040)
Net revenues	23,059	5,964	3,002	(3,492)	28,534

Other income	1,822	281	68	(1,395)	776
Realized loss on commodity contracts settlement	(1,226)	-	-	-	(1,225)
Unrealized gain (loss) on commodity risk management	826	-	-	-	826
	24,481	5,964	3,070	(4,888)	28,911

EXPENSES
Operating	19,280	-	2,385	(1,159)	20,507
Power generation	-	2,296	-	(200)	2,097
Transportation and treating	1,409	-	-	-	1,410
Blending and processing	397	-	-	-	398
General and administrative	1,143	351	33	28	1,511
Bad debt (recovery)	56	-	-	-	56
Share-based compensation	113	11	-	-	124
Financing	8,348	1,481	385	(1,395)	8,819
Depletion, depreciation and amortization	4,089	477	324	-	4,892
Impairment (reversal) of oil and gas assets	-	-	-	-	-
Realized foreign exchange loss (gain)	62	24	-	-	117
Unrealized foreign exchange loss	(353)	(5)	-	-	(623)
Loss (gain) on disposition/acquisition	-	-	-	-	-
	34,544	4,635	3,129	(2,726)	39,308
(Loss) Income before income tax	(10,062)	1,610	(59)	(2,162)	(10,397)
Deferred income tax recovery	205	-	-	-	381

INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(9,857)	1,610	(59)	(2,162)	(10,778)
Capital Expenditures	3,995	3,342	174	(756)	6,715
Total Assets	189,561	21,150	1,376	(11,326)	200,761

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	10

DAILY AVERAGE PRODUCTION

	Three Months Ended			Year Ended
	December 31			December 31
Production Volumes (boe/d)	2022	2021	% Change	2022	2021	% Change
Crude oil (bbl/d)	2,429	2,774	(14)	2,673	2,250	19
Natural gas (mcf/d)	3,098	5,023	(38)	4,324	4,209	3
NGLs (bbls/d)	913	747	22	898	572	57
Total (boe/d)	3,859	4,359	(11)	4,291	3,524	22
Crude oil and NGL's (%)	87	81	7	83	80	4
Natural gas (%)	13	19	(32)	17	20	(15)
Total (%)	100	100	-	100	100	-

	Three Months Ended			Year Ended
	December 31			December 31
Production Volumes by Area (boe/d)	2022	2021	% Change	2022	2021	% Change
Swan Hills	2,607	3,040	(14)	2,865	2,287	25
Kaybob	753	864	(13)	864	750	15
Southern Alberta	499	455	10	562	487	15
Total (boe/d)	3,859	4,359	(11)	4,291	3,524	22

	Three Months Ended			Year Ended
	December 31			December 31
Sales Volumes (boe/d)	2022	2021	% Change	2022	2021	% Change
Crude oil (bbl/d)	2,448	2,693	(9)	2,687	2,231	20
Natural gas (mcf/d)	3,668	4,481	(18)	4,107	3,772	9
NGLs (bbls/d)	913	747	22	898	572	57
Total (boe/d)	3,972	4,187	(5)	4,270	3,432	24
Crude oil and NGL's (%)	85	82	4	84	82	2
Natural gas (%)	15	18	(17)	16	18	(11)
Total (%)	100	100	-	100	100	-

	Three Months Ended			Year Ended
	December 31			December 31
Sales Volumes by Area (boe/d)	2022	2021	% Change	2022	2021	% Change
Swan Hills	2,706	2,879	(6)	2,840	2,196	29
Kaybob	762	863	(12)	863	751	15
Southern Alberta	505	445	13	567	485	17
Total (boe/d)	3,972	4,187	(5)	4,270	3,432	24

Sales volumes in Q4 2022 averaged 3,972 boe/d, a decrease of 5% from the sales volumes of 4,187 boe/d in Q4 2021 and an decrease of 11% from Q3 2022 volumes of 4,514 boe/d. For the three months ended December 31, 2022, inventory decreased by 1,724 bbls in existing surface tanks as compared to the same period in the prior year (three months ended December 31, 2021 - increased 7,448 bbls).

Sales volumes for the year ended December 31, 2022, averaged 4,270 boe/d, an increase of 24% from the sales volumes of 3,432 boe/d for the same period in 2021. For the year ended December 31, 2022, inventory decreased by 5,279 bbls in existing surface tank (year ended December 31, 2021 - increased 6,997 bbls).

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	11

Razor utilizes a portion of its own natural gas production to generate electricity. Natural gas production of internally consumed natural gas for the three months ended December 31, 2022, was 486 mcf/d (three months ended December 31, 2021 - 518 mcf/d) and 433 mcf/d for the year ended December 31, 2022 (year ended December 31, 2021 - 476 mcf/d).

Production volumes in Q4 2022 averaged 3,859 boe/d, an decrease of 11% from Q4 2021 volumes of 4,359 boe/d and represents a 15% decrease from Q3 2022 volumes of 4,514 boe/d. Production volumes averaged 4,291 boe/d for the year ended December 31, 2022, an increase of 22% from production volumes of 3,524 boe/d for the year ended December 31, 2021. Highlights of the changes in production volumes are as follows:

•  Swan Hills - production volumes increased 25% for the year ended December 31, 2022 as compared to the year ended December 31, 2021 and decreased 14% for Q4 2022 as compared to Q4 2021. The increase in production volumes for the year ended December 31, 2022, is the result of the Company conducting a production enhancement program in Swan Hills in Q2 and Q3 2022. This program has increased production on an IP 30 basis by approximately 434 boe/d for the year ended December 31, 2022. In addition, the operator in Swan Hills Unit No.1 conducted various production enhancement activities throughout 2022. Production in 2022 was negatively impacted by approximately 500 boe/d as a result of a non-operated partner reclaiming their working interest in certain properties during Q2 2022. The decrease in Q4 2022 as compared to Q4 2021 is the result of the working interest change as discussed above partially offset by the impact of production enhancement activity.

  Kaybob - production volumes increased 15% for the year ended December 31, 2022 as compared to the year ended December 31, 2021 and decreased 13% for Q4 2022 as compared to Q4 2021. The increased in production volumes for the year ended December 31, 2022 was the result of the Company's production enhancement program which was focused in the Kaybob area in the first half of 2022 increasing production by for the year ended December 31, 2022. This program has increased production on an IP 30 basis by approximately 366 boe/d for the year ended December 31, 2022. The decrease in Q4 2022 can be attributed to non-operated turnaround activity which decreased production throughout the quarter.
  Southern Alberta - production volumes increased 15% for the year ended December 31, 2022 as compared to December 31, 2021 and 10% for Q4 2022 as compared to Q4 2021 as the result of the Company's production enhancement program positively impacting volumes for the year ended December 31, 2022 and for Q4 2022.

The increase in production volumes for the year ended December 31, 2022, as compared to the year ended December 31, 2021, is largely due to production enhancement activities increasing production for the year ended December 31, 2022, offset by natural declines, various third-party operational downtime, temporary infrastructure issues and reclaimed working interest by a non-operated partner as discussed above. The decrease in production volumes for Q4 2022 as compared to Q4 2021 can be largely attributed to various third-party operational downtime, temporary infrastructure issues, natural declines and reclaimed working interest by a non-operated partner as discussed above partially offset by the impact of production enhancement activity throughout 2022.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	12

	Three months ended December 31,		Year ended December 31,
Inventory (bbls)	2022	2021	2022	2021
Opening light oil inventory, beginning of period	11,645	7,752	15,200	8,203
Inventory movement	(1,724)	7,448	(5,279)	6,997
Closing light oil inventory, end of period	9,921	15,200	9,921	15,200
Inventory movement (bbl/d)	(19)	81	(14)	19

Inventory in existing surface tanks decreased for the year ended December 31, 2022, by 5,279 bbls (year ended December 31, 2021 - increased by 6,997 bbls). As at December 31, 2022, Razor had 9,921 bbls of crude oil inventory (December 31, 2021 - 15,200 bbls).

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended			Year Ended
	December 31			December 31
($000s)	2022	2021	% Change	2022	2021	% Change
Petroleum and natural gas sales
Crude oil	23,739	22,224	7	113,809	64,538	76
Natural gas	1,909	2,052	(7)	8,840	5,231	69
NGL	3,574	2,933	22	16,211	7,727	110
Total	29,222	27,209	7	138,861	77,496	79

Average prices
Crude oil ($/bbl)	105.66	90.00	17	116.26	78.30	48
Natural gas ($/mcf)	5.34	5.03	6	5.93	3.82	55
NGL ($/bbl)	42.55	42.67	-	49.47	36.29	36
Oil equivalent ($/boe)	82.32	67.85	21	88.65	60.26	47

Average benchmark prices and foreign exchange rates
Crude oil ($/bbl)
WTI (USD)	82.63	77.17	7	94.27	67.90	39
WTI (CAD)	112.23	97.18	15	122.83	85.08	44
MSW (Light Sweet Oil - Edmonton)	108.46	92.14	18	120.09	79.74	51
WTI vs MSW oil differential (CAD/bbl)	(3.77)	(5.04)	(25)	(2.74)	(5.35)	(49)
WTI vs MSW oil differential (%)	(3)	(5)	(40)	(2)	(6)	(67)
Natural Gas (CAD/mcf)
AECO NGX AB-5a (1)	5.09	4.64	10	5.26	3.63	45
Electricity ($/MWh)
AESO pool price	214.88	107.32	100	162.18	101.89	59
CAD/USD exchange rate	1.36	1.26	8	1.30	1.25	4

1) Benchmark natural gas pricing is shown per mcf using a conversion factor of 1.06 GJs per mcf.

Petroleum and natural gas sales increased 7% in Q4 2022 to $29.1 million from $27.2 million in Q4 2021 and 79% in the year ended December 31, 2022, to $139 million as compared to $77.5 million for the same period in the prior year.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	13

The impact of changes in sales volumes and prices on petroleum and natural gas sales are as follows:

($000s)	Crude Oil	Natural Gas	NGL	Total
Three Months ended December 31, 2021	22,224	2,052	2,933	27,209
Effect of changes in sales volumes	(2,022)	(511)	652	(1,881)
Effect of changes prices	3,537	229	(11)	3,755
Three months ended December 31, 2022	23,739	1,770	3,574	29,083

($000s)	Crude Oil	Natural Gas	NGL	Total
Year ended December 31, 2021	64,538	5,231	7,727	77,496
Effect of changes in sales volumes	13,202	326	4,407	4,734
Effect of changes prices	36,069	3,144	7,220	7,220
Year ended December 31, 2022	113,809	8,701	16,211	138,721

Crude Oil Prices

Crude oil benchmark prices averaged WTI USD $82.63/bbl for Q4 2022 and USD $94.27/bbl for the year ended December 31, 2022, as compared to USD $77.17/bbl for Q4 2021 and USD $67.90/bbl for the year ended December 31, 2021. Throughout 2022, commodity prices were bolstered significantly due to concerns over global supply and the Russia-Ukraine conflict. West Texas Intermediate ("WTI") averaged CAD $112.23/bbl in Q4 2022, a 15% increase from the same quarter in 2021 and CAD $122.83/bbl for the year ended December 31, 2022, a 44% increase over the year ended December 31, 2021. The prices received by the Company for its oil production is primarily driven by the price of WTI, which is adjusted for quality and a differential. Razor produces the following grades of oil: Swan Hills Sweet/Mixed Sweet Blend ("MSW"), Peace Sour/Medium Sour Blend ("MSB") and Bow River South/Western Canadian Select ("WCS"). In Q4 2022, the differential between WTI and MSW was 3% compared to 5% in Q4 2021 and 2% for the year ended December 31, 2022 as compared to 6% for the year ended December 31, 2021.

Razor realized an oil price of $105.66/bbl during Q4 2022, which was a 6% discount to the WTI (CAD) price, compared to the 7% discount in Q4 2021. Razor realized an oil price of $116.26/bbl during the year ended December 31, 2022, which was a 5% discount to the WTI (CAD) price, compared to the 8% discount for the same period in the prior year.

Natural Gas and NGLs Prices

The price realized by the Company for natural gas production is primarily determined by the AECO benchmark and based on Canadian fundamentals. AECO NGX AB-5a price, in Q4 2022, increased by 10% from Q4 2021 and 45% for the year ended December 31, 2022, as compared to the same period in the prior year as a result of an increase in demand for natural gas.

The Company's sale of NGLs is comprised of ethane, propane, butane, pentane, and condensate. Realized prices for NGLs during Q4 2022 were consistent with Q4 2021 and increased 36% for the year ended December 31, 2022, as compared to the same period in the prior year. The increase reflects significantly higher benchmark prices year over year for ethane, propane, butane, and pentane prices, which correlates with the increase in natural gas, oil, and condensate benchmark prices during the period. Condensate prices, which are priced at a differential to WTI, increased due to strengthening of WTI prices.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	14

COMMODITY PRICE RISK

	Three Months Ended			Year Ended
	December 31			December 31
($000s)	2022	2021	% Change	2022	2021	% Change
Realized loss on commodity contracts settlement	(1,225)	(273)	349	(2,228)	(463)	381
Unrealized gain (loss) on commodity contracts	826	(351)	(335)	288	(1,346)	(121)
Total	(399)	(624)	(36)	(1,940)	(1,809)	7

Razor is exposed to commodity price risk as prices for oil and natural gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation, political stability, and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business.

Razor has mitigated some of its exposure to commodity price risk to protect the return on investment and provide a level of stability to operating cash flow.  Razor has entered certain financial hedges to protect cash flows and as a requirement of the Arena Amended and Restated Term Loan to have in place minimum hedge requirements of not less than 80% of Razor Royalty Limited Partnership's 20 month forward projected overriding royalty. Razor continues to extend the hedge term to maintain the 20-month hedge requirement.  These hedges are not used for trading or speculative purposes. The Company has not designated its derivative contracts as effective accounting hedges, even though the Company considers all derivative contracts to be effective economic hedges. Such derivative contracts are recorded on the consolidated statement of financial position at fair value, with changes in the fair value being recognized as an unrealized gain (loss) on the consolidated statement of income (loss) and comprehensive income (loss).

As at December 31, 2022, Razor had the following derivative contracts outstanding:

Oil - Upside enhanced traditional collars [1]
Reference point	Volume (bbls/mth)	Remaining Term	Floor Long Put USD/bbl	Ceiling Short Call USD/bbl	Long Upside Call USD/bbl	Fair Value (CAD 000's)
NYMEX WTI financial futures	11,000	Jan 31'23-Sept 30'23 30'23	50.00	65.00	75.00	(810)
Oil - options
Reference point	Volume (bbls/mth)	Remaining Term		Option type	Strike price	Fair Value (CAD 000's)
NYMEX WTI financial futures	11,000	Oct 31'23-Jul 31'24	Long	Put	50.00	511
NYMEX WTI financial futures	15,000	Jan 31'23-Apr 30'23	Short	Put	100.00	(1,643)

1) These contracts are upside enhanced traditional collars whereby the Company receives the floor price/bbl when the market price is below the floor price/bbl, and receives the ceiling price/bbl when the market price is above the ceiling price/bbl, unless the market price rises above the long upside call, at which point the maximum price would be the NYMEX WTI oil index less the difference between the ceiling price and the long upside call strike price.

As at December 31, 2022, the Company recorded the fair value of the oil commodity contracts as an asset of $0.4 million and a liability of $2.3 million (December 31, 2021 - liability of $0.6 million) on the Statement of Financial Position.  The Company recorded an unrealized gain of $0.8 million for Q4 2022 and $0.3 million for the year ended December 31, 2022 as compared to an unrealized loss of $0.4 million for Q4 2021 and $1.3 million for the year ended December 31, 2021. The Company recorded an realized loss of $1.2 million for Q4 2022 and $2.2 million in earnings for the year ended December 31, 2022 as compared to a realized loss of $0.3 million for Q4 2021 and $0.5 million for the year ended December 31, 2021. In conjunction with entering into the above contracts Razor received CAD $1.9 million (US$1.4 million).

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	15

Subsequent to December 31, 2022, the Company has purchased certain commodity contracts as follows:

Oil - options
Reference point	Volume (bbls/mth)	Remaining Term		Option type	Strike price
NYMEX WTI financial futures	11,000	Aug 31'24	Long	Put	50.00

Oil - traditional collars
Reference point	Volume (bbls/mth)	Remaining Term	Floor Long Put USD/bbl	Ceiling Short Call USD/bbl
NYMEX WTI financial futures	11,000	Sept 30'24-Oct 31'24	50.00	90.00

ROYALTIES

	Three Months Ended			Year Ended
	December 31			December 31
($000s)	2022	2021	% Change	2022	2021	% Change
Royalties	7,040	5,942	18	35,041	13,134	167
Percent of Revenue	24	22	9	25	17	47
($/boe)	19.38	14.82	34	22.37	10.21	119

Royalties as a percentage of revenue for Q4 2022 were higher than Q4 2021, due to the sliding scale nature of some oil royalties which increases the percentage during periods of high oil prices. The Company expects royalty rates as a percentage of revenue to remain in the 24% to 26% range for the foreseeable future based on current forecast commodity pricing levels for all products. On an absolute basis, royalty expense was higher in Q4 2022 compared to Q4 2021 due to both an increase in revenue as well as commodity prices which impacts the royalty percentage. Additionally, certain wells reactivated throughout 2022 were higher volumes wells which attract maximum royalty rates.

For the year ended December 31, 2022, royalties as both a percentage of revenue and on an absolute dollar basis were higher than the year ended December 31, 2021, as a result of the sliding scale royalties as discussed above as well as from increasing production volumes resulting from well reactivations with high volumes wells which attract maximum royalty rates.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	16

ADJUSTED NET OPERATING EXPENSE1, PRODUCTION ENHANCEMENT EXPENSE

	Three Months Ended			Year Ended
	December 31			December 31
($000s)	2022	2021	% Change	2022	2022	2021
Adjusted operating expenses[1]	19,022	19,487	2	66,883	49,032	36
Less: Blending and processing (net)[1]	(313)	(579)	(46)	(754)	(1,235)	(39)
Adjusted net operating expenses	18,709	18,908	(1)	66,129	47,797	38
Production enhancement expenses	587	2,316	(75)	9,399	7,160	31
Net operating expenses[1]	19,296	21,224	(9)	75,528	54,957	37
($/boe)
Adjusted net operating expenses[1]	51.78	36.90	43	40.59	38.08	9
Production enhancement expense[1]	1.65	5.78	(71)	6.00	5.57	8

1) Refer to "Non-IFRS and Other Financial Measures" section of the MD&A

Adjusted net operating expenses decreased $1.9 million or 9% on a total dollar basis and increased 43% on a per boe basis in Q4 2022 compared to the same period in 2021. The decrease in the adjusted net operating expense on a total dollar basis was due to lower production enhancement spending in Q4 2022 as compared to Q4 2021. The increase on a per boe basis was due primarily to the decrease in production volumes in Q4 2022.

For the year ended December 31, 2022, adjusted net operating expenses increased 37% on a total dollar basis and increased 9% on a per boe basis as compared to the year ended December 31, 2022, due to an increase in production enhancement expenses year over year and higher electricity & fuel costs throughout the latter half of 2022.

In the year ended December 31, 2022, Razor experienced more than expected operational spending in both operated and non-operated areas. Due to lower commodity prices in 2021, Razor and its operating partners deferred certain operations where possible. These operations were deferable at the time but had to be executed in the 2022 year. A majority of these deferred projects were completed in the 2022 year, which will allow for normal operations and spending in future years.

The top cost drivers of the adjusted net operating expenses consist of fuel and electricity, labour, property taxes, insurance, lease rentals, fluid hauling and chemicals. The top cost drivers accounted for 65% of the adjusted net operating expenses in Q4 2022 (comparable costs in Q4 2021 - 55%). The cost of electricity and fuel increased 104% in Q4 2022 and was $30.85/boe as compared to $13.36/boe in Q4 2021. The cost of electricity and fuel increased 80% and was $19.14/boe for the year ended December 31, 2022, as compared to $12.96/boe for 2021. This was mostly due to a 100% increase in average electricity pool prices in Q4 2022 as compared to Q4 2021 and 59% for the year ended December 31, 2022, compared to 2021 which was offset by a decrease in consumption, decreased reliance on non-operated fuel gas and lower production levels. Average electricity pool prices were $214.88/MWh in Q4 2022, as noted in the chart below, which is an exceptionally high price compared to historical averages.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	17

Razor has focused on cost control on all expenditures within its operations by internalizing field services and producing its own electricity. Blade, a wholly owned subsidiary of Razor, provides services such as crude oil hauling, earthworks, and environmental services. Blade conducted $1.7 million of services on behalf of Razor during Q4 2022 (Q4 2021 - $0.2 million) and $5.5 million for the year ended December 31, 2022 (year ended December 31, 2021 - $4.0 million) which is eliminated upon consolidation.

Production enhancement expenses averaged $1.65/boe in Q4 2022 as compared to $5.78/boe in Q4 2021 and $6.00/boe for the year ended December 31, 2022, as compared to $5.57/boe for the same period in the prior year. In Q4 2022 the Company curtailed production enhancement activities and it is anticipated that the Company will resume such activities in 2023.

TRANSPORTATION, PROCESSING, AND TREATING

	Three Month Ended December 31,			Year Ended December 31,
($000s)	2022	2021	% Change	2022	2021	% Change
Transportation and treating	1,410	629	124	4,506	2,720	66
($/boe)	3.97	1.57	153	2.88	2.11	36

Transportation, processing and treating costs increased 124% in Q4 2022 compared to Q4 2021 as a result of increased gas plant processing costs primarily related to production from Kaybob South Beaverhill Lake Gas Unit 3.

For the year ended December 31, 2022, transportation, processing and treating costs increased 66% as compared to the same period in the prior year due to increased gas plant processing costs and oil processing fees.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	18

OPERATING NETBACK1

	Three Months Ended			Year Ended
	December 31			December 31
($/boe)	2022	2021	% Change	2022	2022	2021
Petroleum and natural gas sales	82.32	67.85	21	88.65	60.26	47
Royalties	(19.83)	(14.82)	34	(22.37)	(10.21)	119
Adjusted net operating expenses[1]	(51.78)	(36.90)	43	(40.59)	(38.08)	9
Production enhancement expenses[1]	(1.65)	(5.78)	(129)	(6.00)	(5.57)	8
Transportation and treating	(3.97)	(1.57)	153	(2.88)	(2.11)	36
Realized loss on derivative contracts	(3.45)	(0.68)	407	(1.42)	(0.36)	294
Operating netback	1.64	8.10	(96)	15.39	3.93	268

1) Refer to "Non-IFRS and Other Financial Measures" section of the MD&A

Operating netback for the three months ended December 31, 2022, decreased to $1.64/boe as compared to $8.10/boe in the fourth quarter of 2021. The decrease is primarily due to higher operating expenses, royalties and realized gains (loss) on derivative contracts partially offset by and increase in petroleum and natural gas sales.

Operating netbacks for the year ended December 31, 2022, increased substantially when compared to the same period of 2021 primarily as a result of higher petroleum and natural gas sales, partially offset by higher royalties, increased operating expenses and increase in production enhancement activities.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	Three Months Ended			Year Ended
	December 31			December 31
($000s)	2022	2021	% Change	2022	2021	% Change
Gross G&A	2,286	2,018	13	9.385	7,632	23
Canada Emergency Wage Subsidy	-	-	-	-	(300)	(100)
Overhead recoveries	(550)	(540)	2	(2,151)	(1,823)	18
Capitalized G&A	(225)	(203)	11	(995)	(853)	17
Total G&A	1,511	1,275	19	6,239	4,656	34
($/boe)[1]	4.26	4.49	(5)	3.98	3.62	10

1) $/boe amounts are calculated using production volumes.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	19

G&A expenses in Q4 2022 and for the year ended December 31, 2022 as compared the same periods in the prior year increased as a result of increased salaries and wages related to additional personnel, the resumption of the Company's employee stock purchase plan and increased insurance expense.

FINANCING COSTS

The components of financing costs are summarized below.

	Three Months Ended			Year Ended
	December 31			December 31
($000s)	2022	2021	% Change	2022	2021	% Change
Interest expense	2,724	1,931	41	9,155	6,613	38
Amortization of deferred financing costs	5,287	720	634	7,716	2,162	257
Accretion	808	591	37	3,504	2,437	44
Financing Costs	8,819	3,242	172	20,375	11,212	82
($/boe)[1]	24.84	8.09	207	13.01	8.71	49

1) $/boe amounts are calculated using production volumes.

Interest expense primarily arises from interest on the AIMCo Term Loan, Arena Amended and Restated Term Loan, Promissory Notes, and lease obligations. Overall interest expense was higher in the fourth quarter of 2022 as compared to the same period of 2021 due to the following factors: increased interest expense in Q4 2022 due to the increased principal amount of the Arena loan which was offset by reduced interest charges in preexisting equipment notes and lease obligations and lower other interest charges compared to the comparative period in 2021. Amortization of deferred financing costs increased to $5.3 million in the fourth quarter of 2022 as compared to the same period of 2021 reflecting the impact of the covenant and cross covenant defaults which triggered the expensing of the Company's deferred financing costs as well as additional deferred financing charges added and amortized in 2022 related to additional borrowing under the Arena Amended and Restated Term Loan. Accretion, which relates to the time value change of the Company's decommissioning obligations, increased 37% in the fourth quarter 2022 as compared to the same period of 2021 due to a higher risk-free discount rate throughout the year.

For the year ended December 31, 2022, financing costs increased 82% over the same period in the prior year due to additional interest expense related to the addition of the Arena Amended and Restated Term Loan in 2021 and Q1 2022 which was offset by reduced interest charges in preexisting equipment notes and lease obligations and lower other interest charges compared to the comparative period in 2021. In addition, amortization of deferred financing costs increased $7.7 million for the year ended December 31, 2022, as compared to$2.2 million in the same period of 2021 reflecting the impact of the cross covenant loan default which triggered the expensing of the Company's deferred financing costs as well as additional deferred financing charges added and amortized in 2022 related to the Arena Amended and Restated Term Loan. Accretion, which relates to the time value change of the Company's decommissioning obligations, increased 44% for the year ended December 31, 2022, as compared to the same period of 2021 due to a higher risk-free discount rate.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	20

DEPLETION, DEPRECIATION AND AMORTIZATION (DD&A)

	Three Months Ended			Year Ended
	December 31			December 31
($000s)	2022	2021	% Change	2022	2021	% Change
Depletion, Depreciation and Amortization	4,891	4,661	5	22,013	14,678	50
($/boe)[1]	14.78	11.62	27	14.05	11.41	23

1) $/boe amounts are calculated using production volumes.

DD&A expense for Q4 2022 increased 5% from the same period in 2021 and increased 50% for the year ended December 31, 2022, as compared to the prior year, as a result of a higher depletable base related to an impairment reversal in the fourth quarter of 2021 and higher production volumes in 2022. As at December 31, 2022, future development costs required to develop proved and probable reserves in the amount of $21.7 million are included in the depletion calculation for PP&E (December 31, 2021 - $54.7 million).

CASH, ADJUSTED FUNDS FLOW AND NET INCOME (LOSS)

	Three Months Ended December 31,			Year Ended December 31,
($000s)	2022	2021	% Change	2022	2021	% Change
Net income (loss)	(10,778)	19,531	(155)	(22,620)	17,738	(228)
Basic and Diluted ($/share)[2]	(0.43)	0.85	(151)	(0.92)	0.83	(211)
Cash flows from operating activities	11,043	13,514	(18)	26,997	8,060	235
Basic and Diluted ($/share) [2]	0.44	0.59	(25)	1.10	0.38	189
Adjusted funds flow[1]	4,995	2,408	107	23,362	3,259	617
Basic and Diluted ($/share) [2]	0.20	0.11	82	0.96	0.15	540

1) Refer to "Non-IFRS and Other Financial Measures" section of the MD&A

2) For the three months and year ended December 31, 2022, 949,600 stock options were excluded from the calculation as their effect was anti-dilutive.

Adjusted funds flow and cash flow from operating activities in Q4 2022 were lower as compared to the same period in 2021. This was primarily due to an increase in royalty expense and increased operating expenses both in the fourth quarter of 2022 as well as the year ended December 31, 2022 as compared to the prior year.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	21

The chart below reconciles the changes in net loss to net income for the three month period ending December 31, 2022 to the three month period ending December 31, 2021.

The chart below reconciles the changes in net loss to net income for the years ending December 31, 2022 and December 31, 2021.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	22

CAPITAL EXPENDITURES

	Three Months Ended			Year Ended
	December 31			December 31
($000s)	2022	2021	% Change	2022	2021	% Change
Reactivations, recompletions, and optimizations	1,230	129	853	1,249	335	572
Pipelines and injection management	2,187	1,623	(93)	2,733	1,616	(16)
Facilities and other	(41)	(11)	273	403	196	106
Field equipment	172	143	20	1,342	1,125	20
Power generation	2,988	8,517	(36)	21,060	13,782	67
Information technology systems	-	-	-	117	49	139
Capitalized turnarounds	19	360	(95)	500	4,420	100
Corporate	161	(90)	(279)	1,049	103	126
Acquisition [2]	-	-	-	(242)	-	(100)
Capital expenditures	6,716	10,671	(33)	28,211	21,626	65
Proceeds from government grants	-	(2,558)	(100)	(3,284)	(7,175)	(54)
Net capital expenditures[1]	6,716	8,113	(12)	24,927	14,451	149
Capital Expenditures by Function
Upstream oil and gas	3,199	2,011	246	3,997	6,719	(34)
Oilfield services	174	143	20	3,856	1,125	19
Power generation	3,342	8,517	(36)	20,358	13,782	66
Proceeds from government grants	-	(2,558)	(100)	(3,284)	(7,175)	(54)
Net capital expenditures[1]	6,716	8,113	(12)	24,927	14,451	149

1) Refer to "Non-IFRS and Other Financial Measures" section of the MD&A

2) The year ended December 31, 2022 includes $0.2 million of proceeds from favourable closing adjustment on property acquisitions completed in the previous fiscal year

During Q4 2022, Razor invested $3.0 million on its Swan Hills Geothermal Power Project and executed a major upgrade on one of its group pipelines in Swan Hills for $2.2 million (Q4 2021 - $8.5 million on its Swan Hills Geothermal Power Project and $1.6 million on a major pipeline upgrade). During the year ended December 31, 2022, Razor invested $21.1 million on its Swan Hills Geothermal Power Project and executed major upgrades of group pipelines at a cost of $2.7 million (year ended December 31, 2021 - $13.7 million on its Swan Hills Geothermal Power Project and $1.6 million on a major pipeline upgrade).

LIQUIDITY AND CAPITAL RESOURCES

Capitalization Table	December 31,	December 31,
($000's, except share, per share, ratio, and percent amounts)	2022	2021
Net debt[1]	125,592	99,020
Shares outstanding	25,275,250	23,314,466
Market price at end of period (per share)	1.33	0.70
Market capitalization1	33,616	16,320
Enterprise value[1]	159,208	115,340

1) Refer to "Non-IFRS and Other Financial Measures" section of the MD&A

Razor's market capitalization increased to $33.6 million as at December 31, 2022, compared to $16.3 million at December 31, 2021, due to the significant increase in the Company's share price from $0.70 per share to $1.33 per share.

Liquidity is managed through cash, debt, and equity management strategies, when available. Razor manages its liquidity requirements by using both short-term and long-term cash forecasts.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	23

As at December 31, 2022, the Company has a working capital deficit of $125.3 million and contractual obligations of $164.1 million due in less than one year. The company has $2.4 million of cash and cash equivalents as at December 31, 2022.

Further, as at December 31, 2022, the Company, although having received a waiver in advance of year-end for a potential default of certain financial covenants under the AIMCo Term Loan, had a cross-default covenant violation, as a result of being in default of certain non-financial covenants under the Arena Amended and Restated Term Loan regarding the minimum production requirement allowing the lenders to demand repayment. As a result, amounts outstanding under the AIMCo Term Loan and the Arena Amended and Restated Term Loan have been presented as a current liability. The defaults noted above also triggered a cross covenant default on certain equipment loans and leases resulting in these loans and leases being potentially due on demand and classified as a current liability as at December 31, 2022.

Subsequent to year-end, the Company has executed a debt settlement agreement with AIMCo and obtained a waiver from the lender for the Arena Amended and Restated Term Loan. The Company is also undertaking a Rights Offering on a best-efforts basis for up to $10 million. There is no certainty that the Rights Offering will be successful in raising any additional cash. The completion of these transactions are subject to the satisfaction of a number of conditions to which there is no certainty. The Company is currently in discussions with the third parties under the equipment loans and leases, to attempt to remediate all events of default however, there can be no assurance that the Company will be successful in obtaining amendments or waivers under those agreements.

Although these arrangements have the potential to alleviate some of the working capital deficit and contractual obligations for the 2023 year, the Company will be reliant on the support of lenders, suppliers and other providers to the Company, as forecasted cash flow from operations is not sufficient to enable the Company to address the remaining working capital deficit and contractual obligations that will be significant, and the Company will need to maintain production levels above the minimum required levels to avoid a future event of default under the Arena Amended and Restated Term Loan.

Due to the conditions noted above there remains material uncertainties that create significant doubt with respect to the Company's ability to meet its obligations as they come due and, therefore, it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The audited consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for the audited consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

SHARE CAPITAL

As at December 31, 2022, and April 27, 2022, the Company had a total of 25,275,250 common shares outstanding (December 31, 2021 - 23,314,466 common shares outstanding) and 949,600 options outstanding (December 31, 2021 - nil options outstanding) in Razor Energy Corp and 264,000 options outstanding (December 31, 2021 - 261,000 options outstanding) in FutEra Power Corp.

Rights Offering

On March 31, 2022, the Company announced a Rights Offering for eligible holders of its Common Shares of record at the close of business on the Record Date. Each holder of Common Shares resident in a province or territory in Canada (the "Eligible Jurisdictions") received one right (a "Right") for each 1 Common Share held. Each whole Right entitled the holder to subscribe for 0.0841016 of a Common Share. As a result, holders of Common Shares were able to exercise 11.8903796 Rights to acquire one Common Share. A holder of Rights paid $2.55 to purchase one Common Share.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	24

The Rights Offering closed on May 11, 2022.  A total of 23,314,466 rights were exercised, resulting in the issuance of 1,960,784 Common Shares for gross proceeds of $5.0 million. The Common Shares issued as a result of the Rights Offering were issued on a "flow-through" basis in respect of Canadian renewable and conservation expense ("CRCE") within the meaning of the Income Tax Act (Canada). Upon issuing the Common Shares to shareholders of Razor at the closing of the Rights Offering, Razor renounced 100% of the to-be-incurred eligible expenses to the Rights Offering subscribers which can be deducted from ordinary income in calculating the subscriber's liability for income tax. Razor and its subsidiaries are then committed to incur an amount of eligible expenses equal to the Rights Offering proceeds prior to December 31, 2023 of which $2.9 million was spent in the year ended December 31, 2022, with $2.1 million to be spent in 2023.

TERM LOANS

Loan with AIMCo

On February 16, 2021, the Company extended the Amended Term Facility with AIMCo (the "AIMCo Term Loan") for an amended principal amount of $50.1 million, being the amounts outstanding with AIMCo on such date. Principal under the extended AIMCo Term Loan is due in full on January 31, 2024, with an interest rate of 10%, payable semi-annually. There were no additional proceeds received from the AIMCo Term Loan. Including the contingent consideration of $3.5 million (see below), the effective interest rate of the Amended Term Loan Facility is 12% per annum (December 31, 2021 - 12%).

As consideration for the AIMCo Term Loan, FutEra, a wholly owned subsidiary of Razor at the time, granted AIMCo common shares of FutEra representing 22.4% of the total outstanding common shares and these shares were held in trust, contingent on Razor receiving funding for the Swan Hills Geothermal Project by July 31, 2021.  The Swan Hills Geothermal Project was not funded by July 31, 2021, and the shares held in trust as part of this transaction were returned to Razor and $3.5 million was added to the principal amount due at maturity as part of the AIMCo Term Loan.  The AIMCo Term Loan is secured by a first charge on all present and after-acquired personal property as well as a floating charge on land pursuant to a general security agreement and a promissory note. Razor has obtained exemptions to the first charge from AIMCo for certain field equipment for which Razor obtained loans or lease financing, in addition, Razor has obtained exemptions to the first charge from AIMCo to allow Arena Investors LP to have first lien security on all assets within Razor Royalties Limited Partnership and Razor Holdings GP Corp.

The AIMCo Term Loan is subject to the following financial covenants:

•  a maximum adjusted net debt-to-adjusted cash flow ratio of 5:1 commencing for each fiscal year ended December 31, 2022, and December 31, 2023; and

•  a minimum working capital ratio of 1:1 from and after each fiscal quarter commencing September 30, 2022.

Adjusted net debt is the sum of current liabilities, long-term debt (principal), and the fair value of commodity contracts classified as liabilities, less the sum of current assets and the fair value of commodity contracts classified as assets. Adjusted cash flow for the year is calculated as cash provided by (or used in) operating activities less changes in non-cash working capital, plus the sum of i) interest paid ii) income taxes paid and iii) finance costs paid.  Working capital ratio is the ratio of (i) current assets, excluding the fair value of commodity contracts classed as assets, to (ii) the current liabilities, excluding the current portion of long-term debt and excluding the fair value of commodity contracts classed as liabilities. All financial covenant calculations exclude FutEra Power Corp. and its Subsidiaries.

As at December 31, 2022, Razor received a waiver from AIMCo, however, the Company was not in compliance with all of its non-financial debt covenants and a covenant default related to the minimum production requirement under the Arena Amended and Restated Loan which caused a cross covenant default under the AIMCo Term Loan as well as certain equipment loans and leases resulting in the AIMCo. Term Loan being potentially due on demand and classified as a current liability as at December 31, 2022. As at December 31, 2022, the Company has a working capital deficit of $125.3 million. While the Company expects to reduce the working capital deficit over the next year, it is projecting to have a working capital ratio of less than 1:1 throughout 2023.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	25

Subsequent to year-end, the Company has executed a debt settlement agreement with AIMCo and obtained a waiver from the lender for the Arena Amended and Restated Term Loan. The Company is also undertaking a Rights Offering on a best-efforts basis for up to $10 million. There is no certainty that the Rights Offering will be successful in raising any additional cash. The completion of these transactions are subject to the satisfaction of a number of conditions to which there is no certainty. If these transactions are not completed, there can be no assurance that the Company will be able to obtain a waiver for the potential covenant default or an amendment, if necessary, to revise the working capital ratio covenant from AIMCo prior to December 31, 2023. The Company is currently in discussions with the third parties under the equipment loans and leases, to attempt to remediate all events of default however, there can be no assurance that the Company will be successful in obtaining amendments or waivers under those agreements. This potential covenant default may result in the AIMCo debt potentially being due on demand. The potential covenant default would also then result in a potential cross-covenant default for the Arena Amended and Restated Term Loan and certain other loans and leases at that time.  The Company does not have the financial ability to repay the AIMCo debt, Amended and Restated Arena Term Loan and certain other loans and leases should they come due as a result of the default.

Loan with Arena Investors, LP

On February 16, 2021, RRLP, a wholly owned subsidiary of Razor, entered into a new term loan with Arena Investors, LP ("the Arena Term Loan") of US$11,042,617 (CAD$14,006,455).

The Arena Term Loan was to be repaid over 29 months with principal and interest payments of approximately US$0.4 million per month, commencing April 1, 2021, and full and final repayment with interest of the loan on August 1, 2023.  The funded principal amount, after the original issuer discount, is US$10,035,000 (CAD $12,702,532).  The Arena Term Loan carries a fixed annual interest rate of 7.875%.  Security consists of a first lien on all assets within RRLP and Razor Holdings GP Corp.  The Arena Term Loan is also secured by a second lien on the assets of Razor, excluding Razor's subsidiaries Blade, FutEra  and its subsidiaries, and Razor Resources Corp.

On August 12, 2021, RRLP entered into an amendment agreement on its Arena Term Loan ("Arena Amended Term Loan") with Arena Investors, LP for an additional US$8,833,922 (CAD $11,035,336).  The term of the amended loan was extended to April 1, 2024.  Monthly principal and interest payments are approximately US$0.7 million in 2022. The additional funded principal amount of the Arena Amended Term Loan, after the original issuer discount was US $8,000,000 (CAD $9,993,600).

On March 9, 2022, the Company entered a definitive agreement and closed senior debt financing specifically for its Co-produced Geothermal Power Project in Swan Hills, Alberta.

The financing is funded by Arena Investors, LP by way of amending the Arena Amended Term Loan (the "Arena Amended and Restated Term Loan") for an additional principal amount of US$11,042,403 (CAD$ 14,127,650) (the "Term Loan 3"). Term Loan 3 has the following terms:

  48-month maturity.
  First lien security on the assets held within Swan Hills Geothermal Power Corp. along with FutEra's equity in Swan Hills Geothermal Power Corp.

Months 1 to 24

  Interest payments only on the prevailing monthly principal balance of Term Loan 3 at an annualized interest rate of 7.875%;
  Accrued interest on the prevailing monthly principal balance of Term Loan 3 at an annualized interest rate of 3%.

Months 25 to 48

  Principal payments at an amortization rate of 5% on the prevailing monthly principal balance of Term Loan 3;
  Interest payments on the prevailing monthly principal balance of Term Loan 3 at an annualized interest rate of 7.875%;
  Accrued interest on the prevailing monthly principal balance of Term Loan 3 at an annualized interest rate of 3%;
  The principal balance of Term Loan 3 at maturity is expected to be US$3.8 million (CAD$4.8 million).
RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	26

The funded principal amount for the Term Loan 3, after the original issuer discount, is US$10 million (CAD $12,793,941), less related fees and expenses. At December 31, 2022, the principal balance of the Arena Amended and Restated Term Loan is US$19.9 million (CAD $27.3 million). Other terms of the Arena Amended and Restated Term Loan are materially unchanged from Arena Amended Term Loan.

The Arena Amended and Restated Term Loan is subject to the following covenants:

•  Use at least US$6,700,000 (CAD $8,481,013) to complete the activities outlined in an agreed development plan for the period ended June 30, 2022;

•  Minimum hedge requirements for not less than 80% of RRLP's 20 month forward projected overriding royalty;

•  Commencing in April 1, 2022, maintain minimum production 4,150 boe/day; and

•  The general and administrative expenses of RRLP shall not exceed US$100,000 in any fiscal year.

As at December 31, 2022 the Company did not meet the minimum production requirement under the Arena Amended and Restated loan which triggered a cross covenant default on the AIMCo Term Loan as well as certain equipment loans and leases resulting in these loans being potentially due on demand and classified as a current liability as at December 31, 2022. Due to the covenant default all deferred financing costs have been expensed in the period.  Subsequent to year-end, the Company obtained a waiver from Arena and executed a debt settlement agreement with AIMCo. The Company is also undertaking a Rights Offering on a best-efforts basis for up to $10 million. There is no certainty that the Rights Offering will be successful in raising any additional cash. The completion of these transactions are subject to the satisfaction of a number of conditions to which there is no certainty. The Company is currently in discussions with the third parties under the equipment loans and leases, to attempt to remediate all events of default however, there can be no assurance that the Company will be successful in obtaining amendments or waivers under those agreements.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity. The principal commitments of the Company as at December 31, 2022 were as follows:

($000's)	Recognized in Financial Statements	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	50,518	50,518	-	-	-
AIMCo Term Loan	Yes-Liability	61,173	61,173	-	-	-
Arena Amended and Restated Term Loan 1&2	Yes-Liability	11,934	11,934	-	-	-
Arena Amended and Restated Term 3 Loan	Yes-Liability	15,332	15,332	-	-	-
Promissory notes and equipment loans	Yes-Liability	870	238	456	176	-
Commodity contracts	Yes-Liability	2,338	2,338	-	-	-
Flow-through Share eligible expenditures	Yes-Liability	2,060	2,060	-	-	-
Minimum lease obligation	Yes-Liability	5,304	3,014	1,842	448	-
Interest payable 1 2	No	17,643	17,287	245	26	85
Lease operating costs	No	110	45	61	4	-
Transportation services	No	999	141	221	182	455
Total		168,281	164,080	2,825	836	540

1)  Interest costs incurred but unpaid are included as part of the accrued liabilities in the financial statements.

2)  Excludes interest paid on minimum lease obligation and lease liability.

The Company has a firm commitment for oil and gas transportation services that includes contracts to transport oil and natural gas through third party owned pipeline systems. The Company also has a firm commitment for gas processing services that includes contracts to process natural gas through third party owned processing facilities.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	27

Razor assumed decommissioning liabilities included in its Swan Hills, Kaybob and District South acquisitions. In Q4 2022, the Company spent $2.7 million on abandonment, reclamation, and remediation expenditures for an annual total of $3.9 million (2021 - $nil and $3.6 million for the three and twelve months, respectively) which includes $0.3 million related to government grants earned for well site rehabilitation through the SRP program for Q4 2022 and $0.9 million for the year ended December 31, 2022 (2021 - $nil and $1.9 million for the three and twelve months, respectively).

The Alberta Energy Regulator (AER) released its new Liability Management Framework under Directive 88. Under this new framework which takes effect in 2022, all industry licensees have a mandatory spend target for end of life abandonment and reclamation activity as part of the Industry Reduction Program. Razor had been assigned a mandatory spend of $2.6 million for 2023.

In May 2022, the Company issued a letter of credit in favor of a utility provider in the amount of $1.0 million. As security, the Company has set aside an equivalent GIC at the financial institution that issued the letter of credit. The Company held a total of $3.8 million as restricted cash as at December 31, 2022 (December 31, 2021 - $1.4 million).

As a result of the Flow-through Share Issuance, Razor and its subsidiaries are committed to incur an amount of eligible expenses equal to the Rights Offering proceeds of $5.0 million prior to December 31, 2023 of which $2.9 million was spent in 2022.

In the normal course of its operations, the Company may be subject to litigation and claims and records provisions for claims as required. During the third quarter of 2020, the Company was served a statement of claim from a joint venture partner demanding immediate payment for past services totaling $4.6 million. The Company did not have any amounts related to the statement of claim owing to this joint venture partner as at December 31, 2022. During the fourth quarter of 2021, Razor filed a Statement of Defense and a Counterclaim which alleges the joint venture partner over charged the joint account, underpaid revenue, conducted work without authorization and generally mishandled the joint account to the detriment of Razor. For additional information, refer to "Legal Proceedings and Regulatory Actions" in the Company's most recent annual information form, which is available on SEDAR at www.sedar.com.

OFF-BALANCE SHEET ARRANGEMENTS

Razor does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition, including, without limitation, the Company's liquidity and capital resources.

QUARTERLY OPERATING AND FINANCIAL INFORMATION

($000's, except for per share amounts and production)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Total revenue and other income	29,309	38,570	41,303	36,019	27,838	21,346	17,185	15,155
Total revenues net of royalties	22,269	28,442	31,062	28,387	21,896	17,608	14,992	13,894
Cash flows from (used in) operating activities	11,043	12,235	1,315	2,404	13,514	(2,316)	380	(3,518)
Net (loss) income	(10,778)	(8,788)	(2,278)	(776)	19,248	9,669	(5,544)	(5,635)
Per share - basic and diluted	(0.43)	(0.36)	(0.09)	(0.03)	0.85	0.46	(0.26)	(0.27)
Government Grants received	-	-	(2,236)	(1,048)	(2,558)	(3,254)	(1,363)	-

Production Volumes
Crude Oil (bbl/d)	2,429	2,816	2,619	2,830	2,774	2,282	1,983	1,952
Natural gas (mcf/d)	3,098	4,948	4,907	4,350	5,023	4,381	3,673	3,741
NGL (bbl/d)	913	873	904	902	747	554	545	434
Total (boe/d)	3,859	4,514	4,340	4,457	4,359	3,567	3,145	3,005
Sales Volumes [1]
Crude Oil (bbl/d)	2,448	2,831	2,597	2,876	2,693	2,304	2,010	1,907
Natural gas (mcf/d)	3,668	4,342	4,514	3,906	4,481	3,831	3,301	3,463
NGL (bbl/d)	913	873	904	902	747	554	549	434
Total (boe/d)	3,972	4,428	4,253	4,429	4,187	3,497	3,110	2,918

1) Sales volumes include change in inventory volumes.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	28

As at	Dec.31	Sept.30	Jun. 30	Mar. 30	Dec. 31	Sep.30	Jun. 30	Mar 30
($000's)	2022	2022	2022	2022	2021	2021	2021	2021
Total assets	200,761	200,861	197,980	225,255	239,166	199,283	155,385	150,560
Cash	2,424	3,681	2,971	9,000	2,841	3,952	2,710	6,018
Long-term debt (principal)	89,309	84,750	82,718	84,003	73,192	72,251	62,678	62,261
Long-term lease obligations	4,431	2,932	1,448	1,995	1,756	2,021	2,482	3,026

Quarter over quarter fluctuations in revenue is the result of both production sold as well as Razor's realized price. Production fluctuations are the result of well productivity and timing of deliveries to the sales point. The amount of volumes sold can be influenced by a variety of factors some of which include timing of reactivations, weather, processing facility availability, as well as pipeline capacity, shut ins and curtailments. Razor has worked to increase production through reactivations as well as asset acquisitions.

During the eight most recent quarters, the following items have had a significant impact on the Company's results:

  pricing improvement in 2021 which continued into 2022,

  increased spending on producing enhancing projects such as workovers and reactivations as a result of improvement in commodity prices,

  impairment losses and subsequent impairment reversals,

  gains and losses on commodity risk management contracts,

  timing of capital projects and outcomes, and

  operated and non-operated turnarounds conducted starting in the second quarter 2021 and continuing at various periods including the third quarter of 2022.

SELECTED ANNUAL INFORMATION

The following tables summarize key financial and operating highlights associated with the Company's financial performance for the last three fiscal periods.

	Years Ended December 31,
($000's except share, per share and volume data)	2022	2021	2020
Production
Crude oil (bbl/d)	2,673	2,250	2,176
Gas (mcf/d) [1]	4,324	4,209	4,695
NGL (bbl/d)	898	572	824
Total (boe/d)	4,291	3,524	3,783
Sales
Crude oil (bbl/d)	2,687	2,231	2,179
Gas (mcf/d)	4,107	3,772	3,767
NGL (bbl/d)	898	572	824
Total (boe/d)	4,270	3,432	3,631
Crude oil inventory (bbls)	9,921	15,200	8,203
Total revenue	151,564	81,524	52,947
Cash flows from operating activities	27,058	8,060	4,193
Net income (loss)	(22,175)	17,738	(46,197)
Net income (loss) per share (basic and diluted)	(0.93)	0.83	(2.19)

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	29

Weighted average number of shares outstanding (basic and diluted)	24,571,517	21,491,178	21,064,466
Capital expenditures	28,564	21,626	1,445
Netback ($/boe)
Oil and gas sales and other revenues	82.32	60.26	33.12
Royalty	(19.83)	(10.21)	(3.19)
Adjusted net operating expenses	(51.78)	(38.08)	(27.77)
Production enhancement expenses	(1.65)	(5.57)	-
Transportation and treating	(3.97)	(2.11)	(2.16)
Realized derivative gain (loss) on settlement	(3.45)	(0.36)	(1.04)
Operating netback per BOE [3]	1.64	3.93	1.84
	December 31,
($000's unless otherwise stated)	2022	2021	2020
Total assets	200,761	225,780	163,709
Long-term debt (principal)	89,309	73,192	50,878
Cash	2,424	2,841	1,098

1) Gas production includes internally consumed gas in power generation.
2) Net acquisitions exclude non-cash items and is net of post-closing adjustments
3) See "Non-IFRS and other financial measures"

Over the last three years, a volatile commodity price environment has impacted revenue and cash provided by operating activities.  The overall decline in forecasted future commodity prices has also led to the assessment and realization of impairment charges on the Company's CGUs in 2020 along with impairment reversals in 2021.

ADDITIONAL DISCLOSURES AND ADVISORIES

Risks and Uncertainties

Business Risks

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Razor's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations, risk of interruption or failure of information technology systems and data - all of these govern the business and influence the controls and management at the Company.

Razor manages these risks by:

•  attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;

•  operating properties in order to maximize opportunities;

•  employing risk management instruments to minimize exposure to volatility of commodity prices;

•  maintaining a comprehensive property loss and business interruption insurance program to reduce risk;

•  implementing cyber security protocols and procedures to reduce the risk of a significant breach of the Company's information technology systems and related data; and

•  maintaining strict environmental, safety and health practices.

While the following sections discuss some of these risks, they should not be construed as exhaustive.  For additional information on the risks relating to Razor's business, see "Risk Factors" in Razor's Annual Information Form for the year ended December 31, 2022, which can be found on SEDAR at www.sedar.com.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	30

Climate Change and Environmental Reporting Regulations

Climate and emission related reporting standards continue to evolve and may have additional disclosure requirements in the future. The International Sustainability Standards Board has issued an IFRS Sustainability Disclosure Standard with the goal to develop sustainability disclosure standards that are globally consistent, comparable and reliable. The Canadian Securities Administrators have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which details the additional reporting requirements for Canadian Public Companies. If the Company is not able to meet future sustainability reporting requirements of regulators or current and future expectations of investors, insurance providers, or other stakeholders, its business and ability to attract and retain skilled employees, obtain regulatory permits, licenses, registrations, approvals, and authorizations from various governmental authorities, and raise capital may be adversely affected. The Company continues to monitor progress on these reporting requirements and have not yet quantified the cost to comply with these standards.

Application of Critical Accounting Estimates

Razor's significant accounting policies are disclosed in note 3 of the December 31, 2022 consolidated financial statements. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Razor continuously refines its management and reporting systems to ensure that accurate, timely and useful information is gathered and disseminated. Razor's financial and operating results incorporate certain estimates including the following:

•  Estimated accruals for revenues, royalties, operating expenses and general administrative expenses where actual revenues and costs have not been received.

•  Estimated capital expenditures where actual costs have not been received or for projects that are in progress.

•  Estimated depletion, of development and production assets are based on estimates of proved and probable oil and gas reserves that Razor expects to recover in the future. As a key component in the depletion, depreciation and amortization calculation, the reserve estimates have a significant impact on net earnings and the Company's financial results could differ if there is a revision in our estimate of proved and probable oil and gas reserves;

•  Estimated future recoverable value of property, plant and equipment and any related impairment charges or recoveries are assessed for impairment when circumstances suggest the carrying amount may exceed its recoverable amount. The recoverable amount calculation requires the use of estimates which are subject to change as new information becomes available. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets;

•  Estimated fair values of derivative contracts, which are used to manage commodity price, are determined using valuation models which require assumptions regarding the amount and timing of future cash flows and discount rates. As the Company's assumptions rely on external market data, the resulting fair value estimates may not be indicative of the amounts realized or settled and are therefore subject to market uncertainty;

•  Decommissioning obligations are based on assumptions which take into consideration current economic factors and experience to date which Razor believes are reasonable. The actual cost of the Company's decommissioning obligations may change in response to numerous factors;

•  Estimated deferred income tax assets and liabilities are based on current tax interpretations, regulations and legislation which are subject to change. As a result, there are usually a number of tax matters under review and therefore income taxes are subject to measurement uncertainty.

Razor hires employees and engages consultants who have the expertise to ensure these estimates are accurate and ensures departments with the most knowledge of the activity are responsible for the estimates. Past estimates are reviewed and analyzed regularly to ensure future estimates continue to track actuals. The emergence of new information and changed circumstances may result in actual results or changes to estimate amounts that differ materially from current estimates.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	31

Non-IFRS Financial Measures

Certain financial measures included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-IFRS measures; accordingly, they may not be comparable to similar measures provided by other companies.

FUNDS FLOW AND ADJUSTED FUNDS FLOW

Funds Flow

Management utilizes funds flow as a useful measure of Razor's ability to generate cash not subject to short-term movements in non-cash operating working capital.  As shown below, funds flow is calculated as cash flow from operating activities excluding change in non-cash working capital.

Adjusted funds flow

Management utilizes adjusted funds flow as a key measure to assess the ability of the Company to generate the funds necessary for financing activities, operating activities, and capital expenditures.  As shown below, adjusted funds flow is calculated as funds flow excluding purchasing of commodity contracts, and decommissioning expenditures since Razor believes the timing of collection, payment or incurrence of these items involves a high degree of discretion and variability.  Expenditures on decommissioning obligations vary from period to period depending on the maturity of the Company's operating areas and availability of adjusted funds flow and are viewed as part of the Company's capital budgeting process.

The following table reconciles cash flow from operating activities, funds flow and adjusted funds flow:

	Three Months Ended		Year Ended
	December 31		December 31
($000's)	2022	2021	2022	2021
Cash flow from (used in) operating activities	11,043	13,604	26,997	8,150
Changes in non-cash working capital	7,862	11,949	4,641	7,250
Funds flow	3,181	1,655	22,356	900
Decommissioning costs incurred	1,939	694	2,934	1,734
Sale (purchase) of commodity contracts	(125)	(206)	(1,658)	(773)
Adjusted funds flow	4,995	2,555	23,632	3,407

NET DEBT, MARKET CAPITALZATION, ENTERPRISE VALUE

Net debt is calculated as the sum of the long-term debt (includes AIMCo Term Loan, Arena Amended and Restated Term Loan and Promissory Notes) and lease obligations, less working capital (or plus working capital deficiency), with working capital excluding mark-to-market risk management contracts. Razor believes that net debt is a useful supplemental measure of the total amount of current and long-term debt of the Company.

Reconciliation of net debt	December 31,	December 31,
($000's)	2022	2021
Long term debt	(632)	(64,047)
Long term lease obligation	(2,014)	(435)
	(2,646)	(64,482)
Less: Working capital
Current assets	21,293	22,108
Exclude current liability commodity contracts	2,338	573
Current liabilities	(146,577)	(57,219)
	(122,946)	(34,538)
Net debt	125,592	99,020

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	32

Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of equity valuation. Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company.

Management believes the presentation of the non-IFRS measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

ADJUSTED OPERATING EXPENSES, ADJUSTED NET OPERATING EXPENSES, PRODUCTION ENHANCEMENT EXPENSES AND NET OPERATING EXPENSES

Adjusted Operating Expenses

Adjusted operating expenses are regular field or general operating costs that occur throughout the year and do not include production enhancement expenses or other corporate operating expenses relating to the Company's non-oil & gas production activities as well as intercompany elimination entries. Management believes that removing the expenses related to production enhancements from total operating expenses is a useful supplemental measure to analyze operating expenses.

Production Enhancement Expenses

Production enhancement expenses are expenses made by the company to increase production volumes which are not field or general operating costs that occur throughout a year.  Management believes that separating the expenses related to production enhancements is a useful supplemental measure to analyze the cost of bringing wells back on production and the related increases in production volumes.

Reconciliation of Adjusted Operating expenses, Production Enhancement Expenses and Operating Expenses

	Three Months Ended		Year Ended
	December 31,		December 31,
($000's)	2022	2021	2022	2021
Operating expenses	20,505	17,171	77,661	56,192
Production enhancement expenses	(587)	(2,316)	(9,399)	(7,160)
Other operating segments & elimination entries1	(1,226)	-	(2,678)	-
Adjusted operated expenses	18,692	14,855	65,584	49,032

1) Represents operating costs and intercompany eliminations on the Company's non-oil & gas production activities. Please see segment reporting section of MD&A for additional details.

Adjusted Net Operating Expenses

Adjusted net operating expenses equals adjusted operating expenses less net blending and processing income.  Management considers adjusted net operating expenses and important measure to evaluate its operational performance.

	Three Months Ended		Year Ended
	December 31,		December 31,
($000's)	2022	2021	2022	2021
Adjusted operating expenses	18,692	14,855	65,584	49,032
Net blending and processing income	(313)	(579)	(754)	(1,235)
Adjusted net operating expenses	18,379	14,276	64,830	47,797

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	33

NET BLENDING AND PROCESSING INCOME

Net blending and processing income is calculated by adding blending and processing income and deducting blending and processing expense.  Net blending and processing income may not be comparable to similar measures used by other companies.

	Three Months Ended		Year Ended
	December 31,		December 31,
($000's)	2022	2021	2022	2021
Blending and processing income	711	810	2,153	2,579
Blending and processing expenses	(398)	(231)	(1,399)	(1,344)
Net blending and processing income	313	579	754	1,235

OPERATING NETBACK

Operating netback is a measure that represents sales net of royalties and operating expenses. Management believes that operating netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

	Three Months Ended		Year Ended
	December 31,		December 31,
($000's)	2022	2021	2022	2021
Petroleum and natural gas sales[1]	29,223	27,209	138,862	77,496
Royalties	(7,040)	(5,942)	(35,041)	(13,134)
Adjusted net operating expenses	(18,379)	(18,908)	(64,830)	(47,797)
Production enhancement expenses	(587)	(2,316)	(9,399)	(7,160)
Transportation and treating expenses	(1,410)	(629)	(4,506)	(2,720)
Realized derivative gain (loss) on settlement	(1,225)	(273)	(2,228)	(463)
Operating netback2	582	(863)	22,918	6,222

1) Natural gas production includes internally consumed natural gas primarily used in power generation and excludes certain intercompany eliminations.

2) Please see segment reporting section of MD&A for additional details.

Net Capital Expenditures

Net capital expenditures equals capital expenditures less government grants received.  Razor uses net capital expenditures to measure its total capital investment on property plant and equipment.

	Three Months Ended		Year Ended
	December 31,		December 31,
($000's)	2022	2021	2022	2021
Capital expenditures	6,716	10,671	28,211	21,626
Proceeds from Government Grants	-	(2,558)	(3,284)	(7,175)
Net capital expenditures	6,716	8,113	24,927	14,451

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	34

Non-IFRS Financial Ratios

OPERATING EXPENSES per BOE

Operating expenses per boe is consists of adjusted operating expenses per boe and production enhancement expenses per boe. Operating expense per boe is a useful supplemental measure to calculate the efficiency of its operating expenses on a per unit of production basis.

	Three Months Ended		Year Ended
	December 31,		December 31,
($/boe)[1]	2022	2021	2022	2021
Operating expenses per BOE	55.24	43.66	48.70	3.68
Production enhancement expenses	(1.65)	(5.78)	(6.00)	(5.57)
Other corporate operating expenses & elimination entries2	(0.93)	-	(0.83)	-
Adjusted operating expenses	52.66	37.88	41.87	39.52

1) $/boe amounts are calculated using production volumes

2) Represents operating costs and intercompany eliminations on the Company's non-oil & gas production activities. See segmented reporting section of this MD&A.

	Three Months Ended		Year Ended
	December 31,		December 31,
($/boe)[1]	2022	2021	2022	2021
Adjusted operating expenses	52.66	37.88	41.87	39.52
Net blending and processing income	(0.88)	(0.98)	(1.28)	(1.46)
Adjusted net operating expenses per BOE	51.78	36.90	40.59	38.08

1) $/boe amounts are calculated using production volumes

OPERATING NETBACK per BOE

Operating netback per boe is used to calculate the results of Razor's operating efficiency of its petroleum and natural gas assets on a per unit of production basis. Net operating expense per boe is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

	Three Months Ended		Year Ended
	December 31,		December 31,
($/boe)[2]	2022	2021	2022	2021
Petroleum and natural gas sales[1]	82.32	67.85	88.65	60.26
Royalties	(19.83)	(14.82)	(22.37)	(10.21)
Adjusted net operating expenses	(51.78)	(36.90)	(40.59)	(38.08)
Production enhancement expenses	(1.65)	(5.78)	(6.00)	(5.57)
Transportation and treating expenses	(3.97)	(1.57)	(2.88)	(2.11)
Realized derivative gain (loss) on settlement	(3.45)	(0.68)	(1.42)	(0.36)
Operating netback per BOE	1.64	8.10	15.39	3.93

1) Please see segment reporting section of MD&A for additional details.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	35

Conversions

Barrels of Oil Equivalent Conversions

The oil and gas industry commonly expresses production volumes and reserves on a "barrel of oil equivalent" basis ("boe"), whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil.  The intention is to sum crude oil, condensate, ngl and natural gas measurement units into one basis for improved analysis of results and comparisons with other industry participants.  Throughout this MD&A, Razor has used the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip.  Boe does not represent a value equivalency at the wellhead nor at the plant gate which is where Razor sells its production volumes and therefore may be a misleading measure, particularly if used in isolation.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a 6:1 conversion may be misleading as an indication of value.

Conversion of Units

To Convert From	To	Multiply By
mcf	cubic metres	28.317
cubic metres	cubic feet	35.315
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
miles	kilometres	1.609
acres	hectares	0.405
gigajoules	MMBtu	0.950

Supplementary Financial Measures

NI 52-112 defines a supplementary financial measure as a financial measure that: (i) is, or is intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position, or cash flow of an entity; (ii) is not disclosed in the financial statements of the entity; (iii) is not a non-IFRS financial measure; and (iv) is not a non-IFRS ratio.  The supplementary financial measures used in this MD&A are either a per unit disclosure of a corresponding IFRS measure, or a component of a corresponding IFRS measure, presented in the financial statements.  Supplementary financial measures that are disclosed on a per unit basis are calculated by dividing the aggregate IFRS measure (or component thereof) by the applicable unit for the period.  Supplementary financial measures that are disclosed on a component basis of a corresponding IFRS measure are a granular representation of a financial statement line item and are determined in accordance with IFRS.

Forward Looking Information

Certain statements and information contained within this MD&A constitute forward-looking statements. These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, the natural gas-powered electricity generation program, the design of the Swan Hills Geothermal Power Project, geothermal waste heat recovery, CO2 enhanced oil recovery, future business combinations, the anticipated benefits and effects of acquisitions, plans to fund our current and future activities, including debt and equity financings, plans related to the performance and growth of the Company and future operations, restarting wells, assistance from government programs, commitments under environmental, social and governance initiatives, the availability, terms and use of the AIMCo Term Loan and the Arena Amended and Restated Term Loan, contractual obligations and commitments, future oil and natural gas production estimates, efficiencies and weighting, future financial position, future revenues, projected costs, the outcome of pending litigation and the potential financial impact thereof and shareholder returns. Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "estimate", "potential", "could", "intend", "continue", "target", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements including with respect to oil and natural gas production levels, the success of the Company's operations and exploration and development activities, prevailing climatic conditions, commodity and electricity prices, exchange rates, price volatility, price differentials, the actual prices received for the Company's products. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, commodity and electricity price, interest rate and exchange rate volatility, the need for additional capital and the effect of capital market conditions and other factors, risks relating to the oil and gas and geothermal industries in general, such as operational risks and market demand, government regulation, the potential dilutive effects of any financing, the timing of exploration and development, the timely performance by third-parties of contractual obligations, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of tax credits, and other risks detailed from time to time in our public disclosure documents. In addition, the Company cautions that COVID-19 may continue to have a material adverse effect on global economic activity and worldwide demand for certain commodities, including crude oil, natural gas and NGL, and may continue to result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could continue to affect commodity prices, interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company. The duration of the current commodity price volatility is uncertain. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of the annual information for the year ended December 31, 2022, and in Razor's other public filings on SEDAR at www.sedar.com.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	36

The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This MD&A contains future-oriented financial information and financial outlook information (collectively, "FOFI") about Razor's prospective results of operations, sales volumes, including sale of inventory volumes, production and production efficiency, balance sheet, capital spending, future financings, investment infrastructure and components thereof, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as a set forth in the above paragraph. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about Razor's future business operations. Razor disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	37

Advisory Production Information

Unless otherwise indicated herein, all production information presented herein is presented on a gross basis, which is the Company's working interest prior to deduction of royalties and without including any royalty interests.

ABBREVIATIONS AND DEFINITIONS

AECO	Alberta Energy Company natural gas price, the natural gas storage facility located at Suffield, Alberta, connected to TransCanada's Alberta System.
AESO	Alberta Electric System Operator, manages and operates the Alberta power grid.
bbl	barrels
bbls	barrels
bbls/d	barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
F&D	finding and development
FD&A	finding, development, and acquisition
GJ	gigajoule
IFRS	International Financial Reporting Standards
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
Mmboe	millions of barrels of oil equivalent
NGL	natural gas liquids
NGX	Natural Gas Exchange
NI	National Instrument
WTI	West Texas Intermediate crude oil price, the reference price paid in U.S. dollars at Cushing, Oklahoma for the crude oil standard grade.

The energy equivalency of 6:1, utilizing a 6:1 conversion may be misleading as an indication of value.

RAZOR ENERGY CORP. 2022 MANAGEMENT’S DISCUSSION AND ANALYSIS	38